UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 000-28996

ELBIT IMAGING LTD.

(Translation of Registrant’s Name into English)

3 SHIMSHON STREET, PETACH TIKVA, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO ELBIT IMAGING LTD.’S REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION STATEMENTS NO. 333-194519), REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-172122) AND REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENTS NOS. 333-117509, 333-130852, 333-136684 AND 333-152820), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Elbit Medical Technologies Ltd. ("Elbit Medical"), informed the Company that it published fourth drafts of the relevant documents for a possible issuance on the Tel Aviv Stock Exchange of a new series of notes convertible into ordinary shares of Elbit Medical and secured by a lien on a portion of Elbit Medical’s holdings in INSIGHTEC Ltd. and Gamida Cell Ltd.

As of the date hereof, there is no certainty that Elbit Medical will actually raise debt financing or on what terms. The issuance of securities by Elbit Medical is subject, among other things, to the existence of appropriate market conditions and receipt of all approvals required by law, including the approval of Elbit Medical’s Board of Directors and the approval of the Tel Aviv Stock Exchange and the Israeli Securities Authority.

The securities being offered by Elbit Medical Technologies Ltd. will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. Securities Act of 1933. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT IMAGING LTD. (Registrant)

Date: February 12, 2018	By:	/s/ Ron Hadassi
Ron Hadassi CEO & Chairman of the Board of Directors

2